SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	KBLAUCH@SIDLEY.COM +1 212 839 5548

August 14, 2019

Arthur C. Sandel Special Counsel, Office of Structured Finance Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:
BANK 2017‑BNK8, Morgan Stanley Capital I Trust 2017-HR2, BANK
2018‑BNK11 and BANK 2018-BNK14 (each, a “Transaction”)
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 29, 2019
File Nos. 333-206582-12, 333-206582-13, 333-206582-14 and 333-206582-16

Dear Mr. Sandel:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your comments concerning (i) the BANK 2017‑BNK8 Form 10-K, (ii) the Morgan Stanley Capital I Trust 2017-HR2 Form 10-K (the “MSC 2017-HR2 Form 10‑K”), (iii) the BANK 2018-BNK11 Form 10-K and (iv) the BANK 2018‑BNK14 Form 10-K, in each case for the fiscal year ended December 31, 2018 (the filings described in clauses (i)-(iv) above are collectively referred to herein as the “Specified Filings”).  We have reviewed and discussed your comments with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.  In addition, the Registrant has filed an amendment to the MSC 2017-HR2 Form 10-K (the “MSC 2017-HR2 Form 10-K/A Filing”).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

A.   Comments to the MSC 2017-HR2 Form 10‑K

Servicer Assessments of and Attestation Reports for Bernard Finance Corporation, as servicing function participant

Exhibits 33.10, 33.18, 34.10 and 34.18 to Form 10-K

1.
We note that both the servicer assessments of and attestation reports for Bernard Finance Corporation refer to assessments “as of December 31, 2018 and 2017, and [the year ended][for the years then ended].” The reporting period for this Form 10-K is January 1, 2018 through December 31, 2018. However, based on this language, it is not clear that the reports of Bernard Finance Corporation cover the same reporting period. Please confirm that the servicer assessments and the attestation reports relate to the January 1, 2018 through December 31, 2018 reporting period and file amended servicer assessments and attestation reports indicating coverage of the correct reporting period.

With respect to Bernard Finance Corporation, the servicer assessments and attestation reports relate to the January 1, 2018 through December 31, 2018 reporting period.  The Staff’s requested changes have been made in the MSC 2017-HR2 Form 10-K/A Filing.

2.
We note the attestation reports prepared by Tramer, Shore & Zwick do not include the servicing criterion set forth in Item 1122(d)(4)(vii). However, the corresponding servicer assessments filed by Bernard Finance Corporation list this servicing criterion as an applicable servicing criterion. Please revise as necessary to reconcile these reports.

Revised attestation reports prepared by Tramer, Shore & Zwick omitting the reference to the servicing criterion set forth in Item 1122(d)(4)(vii) have been included in the MSC 2017-HR2 Form 10-K/A Filing.

B.   Verbal Comment to the Specified Filings

The Registrant acknowledges receipt of your verbal comment regarding the Specified Filings, transcribed below:

We note that the attestation report prepared by NDNB for Rialto states that its “examination was conducted in accordance with attestation standards of the American Institute of Certified Public Accountants” without referencing the standards of the PCAOB.  We also note that NDNB is not registered with the PCAOB.  With respect to each assessment report for asset-backed securities, Form 10-K must include a report by a registered public accounting firm that also attests to and reports on the assessments in accordance with standards for attestation engagements issued or adopted by the PCAOB.

Refer to Exchange Act Rule 15d-18(c) and Item 1122(b) of Regulation AB. Please revise your Form 10-K to include compliant attestation reports for Rialto.

Rialto has informed the Registrant that at the time it engaged its public accounting firm to prepare its 2018 attestation report, Rialto was of the understanding that its accounting firm could and would deliver a PCAOB-compliant attestation report.

Rialto has informed the Registrant that it has undertaken all necessary actions to have a registered public accounting firm prepare a compliant 2018 attestation report.  Rialto has informed the Registrant that since it had and continues to have the appropriate PCAOB procedures in place, and in prior years has received a PCAOB-compliant attestation report, Rialto expects the new attestation report will be completed within 4 to 6 weeks for inclusion in each applicable amended Form 10-K.  In addition to the new attestation report, Rialto expects to deliver a corrected assessment report referring to the new attestation report.  The Registrant expects to file such documents as an amendment to the affected filings promptly following receipt.

Rialto has informed the Registrant that it also will implement additional internal oversight procedures to ensure accountant attestations comply with all applicable rules and regulations in the future.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments.  Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:       George Kok, Morgan Stanley
Michael Keenan, Morgan Stanley
Jane Lam, Morgan Stanley